Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   Activities of Service Providers

    b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

        <mark>Yes☐</mark> No☐

    If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

POSIT is hosted in the Equinix NY5 Data Center in Secaucus, N.J. Cross-connections to POSIT in NY5 are available by request to Subscribers accessing POSIT directly. POSIT's backup servers are hosted in the Cyxtera NJ2 Datacenter, located in Weehawken, N.J. The Data Centers provide services that include, building security; air conditioning; access to electricity and telecommunication services; and cages for computer equipment. The Firm owns and maintains its own computer hardware and network devices within the data center. Please see Part III, Item 6 for more detail. ~~POSIT receives direct market data feeds from Redline Trading Solutions ("Redline"). Please see Part III, Item 23 for more detail.~~

Part III: Manner of Operations

Item 11:   Trading Services, Facilities and Rules

    c.   Explain the established; non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

POSIT operates three crossing sessions: (i) the Continuous Crossing Session, (iii) the Alert Crossing Session (ii) the Agency Close Crossing Session, and. POSIT offers the ability to participate in the three crossing sessions to all Subscribers. Note, the rules and procedures applicable to the Continuous Crossing Session apply to the other crossing sessions unless otherwise stated. Subscribers can specify which session to route an order to via a specific FIX tag.

POSIT's methodology for crossing is that priority is based on price and then eligible orders receive allocations based on a *pro rata* split, as described in Part III, Item 7a. If shares cannot be evenly split on a pro rata basis, then POSIT will randomly choose an order to receive a smaller allocation.

POSIT reserves the right to review any transaction based upon the request of a Subscriber or on its own motion and declare any transaction executed by POSIT null and void in the event that the transaction occurred at a price that was within the numerical guidelines for erroneous transactions of any exchange or was the result of a significant systems disruption. In reviewing transactions resulting from significant systems disruptions, in addition to the price of the transactions, POSIT may also take into account the volume of transactions as compared to the normal volume of transactions for the relevant security as executed by POSIT. POSIT reserves the right to use its discretion to provide price accommodations in circumstances that are not clearly errors or erroneous transactions but where the circumstances are appropriate, such as minor systems latency, to make a price adjustment as an accommodation to an affected client(s). In these scenarios, the Firm performs an analysis to determine the appropriate price and any profit or loss as a result of the adjustment is incurred by Virtu ITG.

Below are descriptions of the Continuous Crossing Session, the Agency Close Crossing Session, and the Alert Crossing Session.

Continuous Crossing Session

During the Continuous Crossing Session, Subscribers may only enter orders that are Peg or IOC order types. Peg orders can be submitted to POSIT beginning at 8:00 a.m. and through the trading day until the market closes at 4:00 p.m. and are held in POSIT's order book until they are executed, cancelled or until they expire. When a Peg order is submitted to POSIT, the system scans for available liquidity to determine whether there is a contra-side Peg order residing in the system. If there is no contra-side Peg order in POSIT, the Peg order will continue to rest in POSIT until executed or cancelled and returned. Peg orders in POSIT will execute immediately with contra-side IOC orders, unless one of the orders' instructions make it ineligible for execution. Peg orders can be executed against contra-side Peg orders and/or IOC orders; however, IOC orders can only be executed against Peg orders. POSIT cancels unexecuted Peg orders in accordance with the instructions of the submitting Subscriber, or by default at the close of regular trading in the market. If a Peg order expires without being fully or partially filled, the Subscriber submitting that order receives a "nothing done" report. IOC orders are immediately executed or immediately canceled upon receipt. For Subscribers' orders that partially executed during the Continuous Crossing Session, the residual shares will be cancelled back to the Subscriber after the close of trading.

POSIT only executes orders at the midpoint of the NBBO, the NBO or the NBB. In the first instance, POSIT will attempt to cross eligible orders at the midpoint of the NBBO. If midpoint pricing is unavailable, POSIT will then look to other matching opportunities at the NBB or NBO, as applicable.

Subscribers accessing POSIT directly can request that POSIT apply certain default instructions or attributes to the Subscriber's orders submitted to POSIT, as described in Part III, Item 7(a), and Part III, Item 14a.

POSIT will execute crosses at prices within the permissible price bands established under the Limit Up – Limit Down Plan. POSIT is programmed to prevent executions outside of the Limit Up – Limit Down price bands.

Subscribers can include MEQ instructions on their orders. In that event, POSIT will not execute the order in an amount less than such minimum quantity. However, when the remaining quantity on the order is less than the MEQ instruction, POSIT will not automatically cancel back the remaining quantity of the order, but will attempt to execute that unfilled portion in a single execution. Subscribers can also instruct that their orders only execute against a single contra that meets the MEQ instruction for their order, as described in Part III, Item 7(a). If Subscribers do not request this, POSIT's default behavior is to consolidate contra interest to meet a Subscriber's MEQ Instruction. Subscribers can request that POSIT always cancel remaining shares after an execution where the remaining quantity on the order is less than the MEQ, as described in Part III, Item 7a.

Where multiple resting orders have a MEQ instruction specified by the Subscriber, POSIT can alter the pro-rata formula to allow an execution when one might otherwise not occur:

•	In that circumstance pro-rata reallocation ratio is 80/20. This means that if an order is getting 1000 shares as per initial pro-rata calculation, 80% (800 shares) will be allocated, and 20% (200 shares) can be used to satisfy the minimum shares of other, larger orders with a minimum quantity size. In certain instances, the reallocation will result on one resting order being filled with all of the eligible shares and the other order(s) receiving no allocation.

•	There is a threshold above which the 80/20 rule applies. Orders with pro-rata allocations equal to or less than 200 shares are not guaranteed any allocation. A higher minimum threshold of 50,000 shares exists for application of the 80/20 rule in the Alert Crossing Session described further below.

If multiple orders do not meet their MEQ instructions in the initial allocation, order size priority is used as a tie-breaker to allocate additional shares to satisfy MEQ instructions.

Please see Attachment 11(c) for illustrative examples.

Alert Crossing Session conform

Virtu ITG offers a conditional messaging system known as Alert. Alert is an anonymous Conditional Order matching application that exists outside of the POSIT matching engine. Please see Part III, Item 9a for a description of Alert.

Agency Close Crossing Session

Subscribers can instruct the Firm to enter an order into the Agency Close Crossing Session via a FIX tag. The Agency Close Crossing Session only accepts Market orders. POSIT will reject Limit orders. Only buy and sell orders are accepted; short sell orders will be rejected. POSIT will only accept orders for the Agency Close Crossing Session between 3:50:01pm – 4:00pm EST. Orders sent outside of this time frame will be rejected. The closing price for each security will be the closing price disseminated to POSIT from the primary exchange data feed. Subscribers will receive indicative fills ahead of the close as soon as there is a match. Portions of the Agency Close

Crossing orders that have not yet been indicatively matched may be cancelled at any time up to 4:00PM EST. POSIT will reject orders submitted to the Agency Close Crossing Session if the security is halted or paused at the time of submission. If a cross cannot be consummated because a security is halted or paused or the primary closing price for the security is not published by the primary exchange for any reason, POSIT will cancel any indicative fills and return the unfilled portion of the affected orders.

All sessions

Locked and Crossed Markets: POSIT does not execute in a crossed market, but will execute in a locked market. Subscribers have the option of not executing in a locked market ~~on an order by order basis.~~at the session level.

Price Protection: There are no Price Protection mechanisms.

Short Sales: Subscribers are required to mark short sale orders as "sell short" or "sell short exempt". POSIT does not execute short sell orders at the bid price in securities subject to a Reg SHO Rule 201 price restriction.

d.   Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐   No☐

If no, identify and explain any differences.

Item 23:   Market Data

a.   Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

~~Transactions in POSIT are executed using NBBO POSIT constructs from a combination of direct market data feeds from a third party vendor, Redline, and market data disseminated by the SIPs. Specifically, the Firm receives direct market data feeds for all markets except NYSE American, NYSE National, and CHX, which are provided by the SIP. Executions in POSIT execute at the NBBO midpoint, the NBB, and/or the NBO of the constructed NBBO or SIP NBBO, as applicable.~~

~~If the direct market data feeds cannot be reliably obtained from one or more exchanges, Virtu ITG can switch to the SIP market data feeds for the impacted exchanges, while continuing to use a combination of direct market data and SIP feeds for other exchanges. In addition, if any issues arise with respect to the use of the constructed NBBO, Virtu ITG can choose to rely upon the SIP feeds alone for the NBBO.~~ POSIT employs a proprietary market data system that uses direct market data feeds from exchanges to determine the NBBO. POSIT utilizes this proprietary system to price, prioritize, and match orders in the POSIT Continuous, POSIT Alert, and POSIT Agency Close Crossing Sessions, in compliance with regulations, including Reg NMS and Reg SHO.

SIP data is used as a backup feed, and is used in place of a direct feed from a particular exchange if that exchange is experiencing a technical issue. Switching to the SIP data feed is done via an automated process that compares direct feed data to SIP data. Additionally, Core Operations have the ability to switch to the SIP data feed on a discretionary basis. Switching back to direct feed data from the SIP data feed is done purely on a discretionary basis, and is performed by the Core Operations team once this team has confirmed that direct feed data in question is correct. The SIP data feed is also used for regulatory items, including limit up/limit down bands, trading halts, and Reg SHO designations.